UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

79 New Oxford Street, London, WC1A 1DG
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

 Issued: 26 January 2026, London UK

GSK's RSV vaccine, Arexvy, receives European approval for expanded use in all adults 18 years and older

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In the EU, an average of 158,000 adults are hospitalised with RSV-related illness every year[1]

GSK plc (LSE/NYSE: GSK) today announced that its adjuvanted recombinant respiratory syncytial virus (RSV) vaccine, Arexvy, has been approved by the European Commission* (EC) for use in adults aged 18 years and older. Arexvy was the first RSV vaccine authorised in the European Economic Area for the prevention of lower respiratory tract disease (LRTD) caused by RSV. It was previously approved in adults aged 60 years and above, as well as in those aged 50 to 59 years who are at increased risk for RSV disease. Today's updated indication now enables European countries to make the vaccine available to all adults aged 18 years and older.

Sanjay Gurunathan, GSK Head of Vaccines and Infectious Diseases Research and Development, said: "This approval helps protect all adults aged 18 and older in Europe against RSV, a potentially serious respiratory infection that can lead to significant illness, hospitalisation and even death, particularly for those with certain underlying health conditions. GSK is proud to expand prevention options against RSV across Europe."

In the European Union, an average of 158,000 adults aged 18 and over are hospitalised due to RSV infections each year.1 Compared to children, adults hospitalised for RSV are at a higher risk of severe complications, require more costly treatments, have a higher fatality rate, and their true number is likely underestimated due to lack of routine testing.[2],[3],[4],[5]

GSK continues to seek expanded indications for its RSV vaccine in other geographies including the US and Japan.

About GSK's RSV vaccine
Respiratory Syncytial Virus Vaccine, Adjuvanted, contains recombinant RSV glycoprotein F stabilised in the prefusion conformation (RSVPreF3). This antigen is combined with GSK's proprietary AS01E adjuvant.

The use of this vaccine should be in accordance with official recommendations. As with any vaccine, a protective immune response may not be elicited in all vaccinees.

The vaccine has been approved for the prevention of RSV-LRTD in individuals 60 years of age and older in more than 65 countries. In addition, it is approved for use in individuals aged 50-59 who are at increased risk for RSV disease due to certain underlying medical conditions in more than 60 countries, including the US and Japan.

Please refer to the Product Information (PI) for important dosage, administration and safety information in Europe via this link: http://www.ema.europa.eu/medicines/human//EPAR/arexvy

The GSK proprietary AS01 adjuvant system contains STIMULON QS-21 adjuvant licensed from Antigenics LLC, a wholly owned subsidiary of Agenus Inc. STIMULON is a trademark of SaponiQx Inc., a subsidiary of Agenus.

About RSV in adults
RSV is a common contagious virus affecting the lungs and breathing passages and impacts an estimated 64 million people of all ages globally every year.[6] Adults can be at increased risk for RSV disease due to certain chronic conditions, immune compromised status or advanced age.[7] RSV can exacerbate certain chronic conditions, including COPD, asthma and chronic heart failure, and can lead to severe outcomes such as pneumonia, hospitalisation and death.7

About GSK
GSK is a global biopharma company with a purpose to unite science, technology and talent to get ahead of disease together. Find out more at www.gsk.com.

GSK enquiries
Media:	Tim Foley	+44 (0) 20 8047 5502	(London)
	Simon Moore	+44 (0) 20 8047 5502	(London)
	Alison Hunt	+1 540 742 3391	(Washington DC)

Investor Relations:	Constantin Fest	+44 (0) 7831 826 525	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Mick Readey	+44 (0) 7990 339 653	(London)
	Steph Mountifield	+44 (0) 7796 707 505	(London)
	Sam Piper	+44 (0) 7824 525 779	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Frannie DeFranco	+1 215 751 3126	(Philadelphia)

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described in the "Risk Factors" section in GSK's Annual Report on Form 20-F for 2024, and GSK's Q3 Results for 2025.

Registered in England & Wales:
No. 3888792

Registered Office:
79 New Oxford Street
London
WC1A 1DG

Note:
*The European Commission approves medicines for European Union member states and for the European Economic Area (EEA) countries Iceland, Norway and Liechtenstein.

References:
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[1] Osei-Yeboah R, et al. Estimation of the Number of Respiratory Syncytial Virus-Associated Hospitalizations in Adults in the European Union. J Infect Dis. 2023;228(11):1539-1548.
[2] Niekler P, et al. Hospitalizations due to respiratory syncytial virus (RSV) infections in Germany: a nationwide clinical and direct cost data analysis (2010-2019). Infection. 2024;52(5):1715-1724.
[3] Günen H, et al. Key Challenges to Understanding the Burden of Respiratory Syncytial Virus in Older Adults in Southeast Asia, the Middle East, and North Africa: An Expert Perspective. Adv Ther. 2024;41(11):4312-4334.
[4] Alfano F, et al. Respiratory Syncytial Virus Infection in Older Adults: An Update. Drugs Aging. 2014;41:487-505.
[5] Grace M, et al. Economic burden of respiratory syncytial virus infection in adults: a systematic literature review. J Med Econ. 2023;26(1):742-759.
[6] National Institute of Allergy and Infectious Diseases, Respiratory Syncytial Virus (RSV). Available at: https://www.niaid.nih.gov/diseases-conditions/respiratory-syncytial-virus-rsv. Last accessed January 2026.
[7] Falsey, AR et al. Respiratory syncytial virus infection in elderly and high-risk adults, in New Engl J Med 2005; 352:1749-59. doi: 10.1056/NEJMoa043951.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: January 26, 2026

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc
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